October 12, 2010

Via EDGAR

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549-6010

Re:           AdvanSource Biomaterials Corporation
Item 4.01 Form 8-K
Filed Ocrober 7, 2010
File No. 000-28034

Dear Mr. Cascio:

On behalf of AdvanSource Biomaterials Corporation (“AdvanSource”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated October 7, 2010 concerning Item 4.01 of our Form 8-K filed on October 7, 2010.

For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 8-K dated October 7, 2010

Staff’s Comment:

1.
Please tell us the date that Caturano and Company, Inc. resigned as your independent registered public accounting firm.  In that regard, it is not clear if Caturano and Company remained your independent accountant during the period from July 20, 2010 through October 5, 2010.

Company’s Response:

1.
Caturano and Company resigned as our independent registered public accounting firm on October 5, 2010.  On October 5, 2010, McGladrey & Pullen, LLP was appointed by the Company as its new independent registered public accounting firm.  For the period July 20, 2010 through their resignation on October 5, 2010, Caturano and Company, Inc. remained the Company’s independent registered public accounting firm.

In responding to the Staff’s comments, the Company further acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above is responsive to the Staff’s comments.  If you have any questions or concerns, please contact David Volpe via telephone at 978-657-0075, ext. 103, via cell phone at 508-523-3141 or via facsimile at 978-657-0074.

Sincerely,

/s/ Michael F. Adams
Michael F. Adams
President and Chief Executive Officer
AdvanSource Biomaterials Corporation

Cc:           David Volpe, AdvanSource Biomaterials Corporation
Michael Foraste, McGladrey & Pullen, LLP